02057050

NO ACT
P.E. 9-9-02
801-21276

ACT ICA / IAA
SECTION 17j / 204
RULE 17j-1 / 204-2(a)
PUBLIC AVAILABILITY Public

September 10, 2002
IM Ref. No. 2002991523
Manufacturers Adviser Corp.
File No. 801-21276

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

PROCESSED
JAN 23 2003
THOMSON FINANCIAL

By letter dated September 9, 2002, you seek our assurance that we would not recommend enforcement action to the Commission under Section 17(j) of the Investment Company Act of 1940 ("1940 Act") and Rule 17j-1 thereunder if, for purposes of the reporting requirements of Rule 17j-1, access persons, as defined in that rule,[1] of Manufacturers Adviser Corporation ("MAC"), Manufacturers Investment Trust ("Trust"), Manufacturers Securities Services, LLC ("MSS"), and Manulife Financial Securities LLC ("MFS") (collectively, the "Companies") do not report their personal trading transactions in and holdings of shares of certain Canadian mutual funds.[2] Similarly, you seek our assurance that we would not recommend enforcement action to the Commission under Section 204 of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 204-2(a)(12) thereunder if, for purposes of the record-keeping requirements of Rule 204-2(a)(12), MAC and MSS do not make and keep records of the personal trading transactions involving shares of Subject Canadian Mutual Funds of their advisory representatives, as defined in that rule.[3]

The Trust is an open-end management investment company of the series type and is registered with the Commission under the 1940 Act. MAC and MSS are investment advisers registered with the Commission under the Advisers Act. MSS provides investment advisory services to the Trust, and MAC serves as investment subadviser to certain of the Trust's series. MFS is a broker-dealer registered with the Commission under the Securities Exchange Act of 1934 and serves as the principal underwriter for the Trust. The ultimate parent company of MAC, MSS and MFS is Manulife Financial Corporation, a publicly traded company based in Toronto, Ontario, Canada. You state that many of the access persons of the Companies, and many of the advisory representatives of MAC and MSS, reside in Canada. You also state that those persons' personal investments may include shares of Subject Canadian Mutual Funds.

Section 17(j) of the 1940 Act makes it unlawful for an affiliated person of or principal underwriter for a registered investment company ("fund"), or any affiliated person of an investment adviser of or principal underwriter for a fund, to engage in any

[1] Rule 17j-1(a)(1) under the 1940 Act.

[2] You state that Canadian mutual funds are not registered under the 1940 Act, but are registered in Canada and regulated by one or more of the provincial and territorial securities regulators of Canada. You state that your request relates only to those Canadian mutual funds described below ("Subject Canadian Mutual Funds") that operate and are regulated in substantially the same manner as are U.S. registered open-end management investment companies ("open-end funds").

[3] Rule 204-2(a)(12)(iii)(A) under the Advisers Act.

act, practice, or course of business in connection with the purchase or sale by the person of any security held or to be acquired by the fund in contravention of rules and regulations as the Commission may adopt to define, and prescribe means reasonably necessary to prevent, fraudulent, deceptive or manipulative practices. Rule 17j-1(d) under the 1940 Act, among other things, generally requires every access person of a fund, and every access person of the fund's investment adviser or principal underwriter, to report to the fund, investment adviser or principal underwriter certain personal transactions and holdings information with respect to "covered securities." Rule 17j-1(a)(4) under the 1940 Act defines "covered security" to be a security as defined in Section 2(a)(36) of the 1940 Act, with certain exceptions. Among those securities excepted from the definition of "covered security" are shares issued by open-end funds.

Section 204 of the Advisers Act requires certain investment advisers to make and keep such records as the Commission, by rule, may require. Rule 204-2(a)(12) under the Advisers Act generally requires that every investment adviser registered or required to be registered under the Advisers Act make and keep a record of every transaction in a security in which the investment adviser or any advisory representative has, or by reason of the transaction acquires, any direct or indirect beneficial interest. Rule 204-2(a)(12)(i)(B) under the Advisers Act, like Rule 17j-1 under the 1940 Act, excepts from its general record-keeping requirements transactions in shares issued by open-end funds.

The Commission adopted Rule 17j-1(d) under the 1940 Act and Rule 204-2(a)(12) under the Advisers Act to assist in preventing fraudulent, deceptive and manipulative acts and practices with respect to transactions in certain securities.[4] The Commission excepted from the rules' reporting and record-keeping requirements holdings of, and transactions in, shares issued by open-end funds based on the Commission's belief that those shares present little opportunity for the type of improper trading that the rules were intended to prevent.[5] Indeed, because shares of an open-end fund trade at the fund's net asset value per share ("NAV"),[6] the value of those shares

[4] "[A] person associated with an investment adviser who knows that he will have to report his transactions to the investment adviser may hesitate to effect a transaction inconsistent with the adviser's fiduciary obligations to clients...." Investment Advisers Act Release No. 120 (Oct. 16, 1961) (release proposing Rule 204-2). *See also* Investment Company Act Release No. 23958 (Aug. 20, 1999) (release adopting amendments to Rule 17j-1) ("1999 Adopting Release"); Investment Company Act Release No. 10162 (Mar. 20, 1978) (release proposing Rule 17j-1); Investment Advisers Act Release No. 203 (Aug. 11, 1966) (release adopting Rule 204-2); MacKenzie Investment Management Inc. (pub. avail. Aug. 8, 2000).

[5] *See* Investment Company Act Release No. 11421 (Oct. 31, 1980) (release adopting Rule 17j-1) (rule designed "to eliminate conflict of interest situations where access persons improperly are able to gain personal benefit through their relationship with the investment company"); 1999 Adopting Release (stating that the purpose of Rule 204-2(a)(12) under the Advisers Act is substantially the same as the purpose of Rule 17j-1 under the 1940 Act and thus the rules should exclude the same securities from the definition of "covered securities").

[6] A fund's NAV generally is the value of the fund's assets less its liabilities divided by the number of shares outstanding. *See generally* Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder.

generally cannot be influenced by factors or developments relating to their purchase or sale, or by the fund's portfolio transactions.[7]

You propose that shares of Subject Canadian Mutual Funds should be treated like shares of open-end funds for purposes of Rule 17j-1(d) under the 1940 Act and Rule 204-2(a)(12) under the Advisers Act. Consequently, under your proposal, access persons of the Companies and advisory representatives of MAC and MSS would not be required to report transactions in and holdings of those shares, and MAC and MSS would not be required to maintain records of transactions of their advisory representatives in those shares.

You argue that, as with open-end funds, access persons of the Companies and advisory representatives of MAC and MSS do not have the ability to capitalize on transactions in Subject Canadian Mutual Fund shares. You base this argument on certain similarities in operation and regulation that you state exist between Subject Canadian Mutual Funds and open-end funds. For example, you state that Subject Canadian Mutual Funds, like open-end funds, issue shares that shareholders have the right to redeem on demand. You also represent that Subject Canadian Mutual Funds calculate their NAV on a daily basis[8] in a manner consistent with the principles of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder and the guidance issued by the Commission and the staff.[9] In addition, you state that purchases and redemptions of shares of Subject Canadian Mutual Funds take place based on "forward-pricing" principles that are consistent with those set forth in Rule 22c-1 under the 1940 Act, *i.e.*, the issue and redemption price of a share of a Subject Canadian Mutual Fund is the NAV next determined after receipt by the Subject Canadian Mutual Fund of the relevant purchase or redemption order. Finally, you represent that no secondary market exists for Subject Canadian Mutual Funds.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission: (a) under Section 17(j) of the 1940 Act and Rule 17j-1 thereunder, if access persons of the Companies do not report transactions in and holdings of Subject Canadian Mutual Funds to the Companies, or (b) under

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[7] *See generally* Select Sector SPDR (pub. avail. May 6, 1999) ("An insider of an open-end fund generally would not be able to exploit inside information by buying or selling shares of the fund on the basis of an anticipated change in the shares' value because an open-end fund is required to price its shares, and effect redemptions and sales of its shares, at NAV").

[8] You state that as a matter of industry practice, most Canadian mutual funds calculate NAV daily, although they are not, as a matter of law, required to calculate it more frequently than weekly. You have not asked for, and we are not providing, any assurances with respect to Canadian mutual funds that calculate NAV other than on a daily basis.

[9] *See* Accounting Series Release No. 113 (Oct. 21, 1969); Accounting Series Release No. 118 (Dec. 23, 1970); Letter from the Division of Investment Management to the Investment Company Institute (Apr. 30, 2001); Letter from the Division of Investment Management to the Investment Company Institute (Dec. 8, 1999). You have not asked for, and we are not providing, any assurances with respect to Canadian mutual funds that calculate their NAV other than consistent with the principles of Section 2(a)(41) and Rule 2a-4 as interpreted by the Commission and the staff.

Section 204 of the Advisers Act and Rule 204-2(a)(12) thereunder, if MAC and MSS do not make and keep records of advisory representatives' personal trading transactions in shares of Subject Canadian Mutual Funds. Our position is based particularly on your representations that Subject Canadian Mutual Funds: (a) issue shares that shareholders have the right to redeem on demand; (b) calculate NAV on a daily basis in a manner consistent with the principles of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder and as interpreted by the Commission and the staff; and (c) issue and redeem shares at the NAV next determined after receipt of the relevant purchase or redemption order consistent with the "forward pricing" principles of Rule 22c-1 under the 1940 Act. Our position is also based on your representation that there is no secondary market in shares of Subject Canadian Mutual Funds.

This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations might require a different conclusion.

Jennifer Berman

Jennifer Berman
Staff Attorney

JONES & BLOUCH L.L.P.
1025 THOMAS JEFFERSON STREET, N.W.
WASHINGTON, D.C. 20007-5215

TELEPHONE (202) 223-3500
TELECOPIER (202) 223-4593

1940 Act: Section 17(j); Rule 17j-1
Advisers Act: Section 204; Rule 204-2(a)(12)

September 9, 2002

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Manufacturers Adviser Corporation *et al.*
Treatment of Canadian Mutual Funds Under 1940 Act Section 17(j) and Rule 17j-1 and Advisers Act Section 204 and Rule 204-2(a)(12)

Ladies and Gentlemen:

We are writing on behalf of Manufacturers Adviser Corporation ("MAC"), Manufacturers Investment Trust (the "Trust"), Manufacturers Securities Services, LLC ("MSS") and Manulife Financial Securities LLC ("MFS") (collectively, the "Companies") to request your assurance that the Staff of the Division of Investment Management will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action: (i) under Section 17(j) of the Investment Company Act of 1940 (the "1940 Act") and Rule 17j-1 thereunder if, for purposes of the reporting requirements of Rule 17j-1, "access persons" (as defined in that rule) of the Companies do not report their personal trading transactions in and holdings of certain "Canadian mutual funds," as hereinafter defined; or (ii) under Section 204 of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 204-2(a)(12) thereunder if MAC and MSS do not make and keep records of the personal trading transactions of their "advisory representatives" (as defined in that rule) involving shares of certain Canadian mutual funds. The requested no-action relief would apply to transactions in and holdings of those Canadian mutual funds that have certain operational similarities, as described in this letter, to open-end investment companies registered under the 1940 Act ("U.S. mutual funds").

Background

The Trust is an open-end management investment company of the series type which is registered under the 1940 Act. Each of MAC and MSS is an investment adviser registered under the Advisers Act. MSS provides investment advisory services to the Trust, and MAC serves as investment subadviser to certain series of the Trust. MFS is a broker-dealer registered under the Securities Exchange Act of 1934 and serves as the principal underwriter for the Trust. The ultimate parent of MAC, MSS, and MFS is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Ontario, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Many of the access persons of the Companies, and many of the advisory representatives of MAC and MSS, reside in Toronto. Such persons may include or seek to include in their personal investment accounts shares of publicly offered investment funds which are regulated by one or more of the provincial and territorial securities regulators of Canada and issue securities which are redeemable by investors on demand at a price based on the net asset value of those securities ("Canadian mutual funds").

Relevant Statutory Provisions and Rules

Section 17(j) and Rule 17j-1. Section 17(j) of the 1940 Act, as here pertinent, makes it unlawful for any affiliated person of a registered investment company (a "fund") or its investment adviser or principal underwriter to engage in any act, practice, or course of business in connection with the purchase or sale, directly or indirectly, by such affiliated person of any security held or to be acquired by the fund in contravention of such rules as the Commission may adopt that are reasonably necessary to prevent fraudulent, deceptive or manipulative acts, practices, or courses of business. Rule 17j-1 under the 1940 Act, among other things, generally requires that every access person of a fund, and every access person of the fund's investment adviser or principal underwriter, report to the fund, investment adviser or principal underwriter information relating to personal securities transactions in and holdings of "covered securities." Rule 17j-1(a)(4) defines a "covered security" to mean a security as defined in Section 2(a)(36) of the 1940 Act, with certain exceptions, including shares issued by U.S. mutual funds. Accordingly, access persons need not include their shares of U.S. mutual funds in complying with the reporting obligations of Rule 17j-1.

Section 204 and Rule 204-2(a)(12). Section 204 of the Advisers Act requires that certain investment advisers make and keep such records as the Commission may by rule require. Rule 204-2(a)(12) under the Advisers Act requires an investment adviser that is registered or required to be registered under the Advisers Act to maintain records of every transaction in a security in which the investment adviser or any advisory representative thereof has, or by reason of the transaction acquires, any direct or indirect beneficial ownership. The record-keeping requirements of Rule 204-2(a)(12), as with the reporting requirements of Rule 17j-1 with respect to personal securities transactions by access persons, do not apply to transactions in shares of U.S. mutual funds.

Discussion

For the reasons set forth below, we believe that shares of Canadian mutual funds that have certain operational similarities to U.S. mutual funds as described in this letter should be treated in the same manner as shares of U.S. mutual funds for purposes of the reporting provisions of Rule 17j-1 and the record-keeping provisions of Rule 204-2(a)(12) and, accordingly, that access persons of the Companies should not be required to report their transactions in and holdings of, and MAC and MSS should not be required to maintain records of transactions by their advisory representatives in, shares of those Canadian mutual funds.

The Commission adopted the reporting provisions of Rule 17j-1 under the 1940 Act and the record-keeping provisions of Rule 204-2(a)(12) under the Advisers Act to assist in preventing fraudulent, deceptive and manipulative practices with respect to transactions in certain securities. These provisions provide a mechanism for funds and advisers to inform themselves of and to monitor potential conflicts of interest that may arise, and to discourage abusive practices that may occur, when their personnel and certain others engage for their own accounts in transactions in securities held or to be acquired by a fund.[1] Such abusive practices include personal trading executed in advance of and in anticipation of fund trading in the same security as well as causing a fund, for personal benefit, to purchase, sell or hold a security already held by an access person.[2] The Commission exempted shares of U.S. mutual funds from these reporting and record-keeping provisions because it concluded that these securities "present very little opportunity for the type of improper trading" that the rules are intended to prevent, that is, "opportunity for profiting at the expense of a [fund]."[3]

The Commission's conclusion that shares of U.S. mutual funds do not present the opportunity for the abuses that Rule 17j-1 was designed to prevent was presumably based on the pricing and distribution structure that applies to such shares. Thus, Rule 22c-1 under the 1940 Act requires that any sale, redemption or repurchase of shares of a U.S. mutual fund by the issuer or principal underwriter thereof, or a dealer therein, be made "at a price based on the current net asset value of such security" next computed. Moreover, Section 22(d) of the 1940 Act requires that any sale of shares of U.S. mutual funds by such persons be at a current offering price described in the prospectus. "Forward pricing" based on net asset value per share computed daily pursuant to Rule 22c-1 prevents "insider riskless trading" and the resulting dilution, and the retail price maintenance achieved by Section 22(d) "fixes open-end shares prices and prevents

1 See Investment Company Act Release No. 10162 (March 20, 1978) (proposing Rule 17j-1); and Investment Advisers Act Release No. 120 (October 16, 1961), [1957-1961 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶76,800 at 80,958 (proposing Rule 204-2(a)(12)) ("[A] person associated with an investment adviser who knows that he will have to report his transactions to the investment adviser may hesitate to effect a transaction inconsistent with the adviser's fiduciary obligations to clients").

2 See Investment Company Act Release No. 11421 (October 31, 1980), [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶82,679 at 83,735-736 (adopting Rule 17j-1) (the "Adopting Release").

3 Adopting Release at 83,740. The Commission has noted that the reporting requirements of Rule 17j-1 and Rule 204-2(a)(12) should cover the same securities. See Investment Company Act Release No. 21341 (September 8, 1995) (proposing amendments to Rule 204-2(a)(12)).

dealers from making a secondary market."[4] Under this structure, there is no opportunity for an access person or an advisory representative to realize a price on his or her purchase or sale of shares of a U.S. mutual fund other than one available to all other purchasers or sellers of such shares, and transactions by a fund in shares of a U.S. mutual fund generally will not affect the value of any such shares held or to be purchased or sold by an access person of the fund.

According to the Companies, as relevant for purposes of this no-action letter request, Canadian mutual funds operate and are regulated in the manner described below which is substantially the same manner in which U.S. mutual funds operate and are regulated.

Canadian securities regulation of mutual funds is carried out by each of the thirteen provincial or territorial securities regulators of Canada, which are usually known as the securities commissions. The Canadian Securities Administrators ("CSA"), an umbrella body consisting of representatives from each provincial and territorial commission, "ensures that mutual fund regulation is consistent and consistently applied across Canada."[5] As regulated in Canada:

- "The essential feature of a mutual fund is that its securityholders are entitled to redeem their securities on demand and receive for such securities their pro rata share of the overall portfolio's current market value (the 'net asset value')"; and

- "[M]utual fund securities cannot be sold to the public without a prospectus being filed with, and accepted by, the securities regulators and delivered to purchasers, and without the seller of such securities being registered with the securities regulators as a dealer or a sales representative of a dealer. . . . Securities regulations also require that the entity making the investment decisions regarding the assets of the mutual fund be registered or exempt from registration with the provincial securities regulators as an adviser."[6]

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4 Division of Investment Management, Securities and Exchange Commission, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), 428-29 (Under "backward pricing," investors were priced into a fund "based on the net asset value of the fund on the previous day. In a rising market, insiders and favored customers, who did not pay a sales load, could purchase shares based upon the previous day's lower price, turn around and redeem their shares the next day, and be assured of riskless profits, which resulted in dilution of the remaining shareholders' holdings.").

5 *A Comparative Study of Individual Variable Insurance Contracts (Segregated Funds) and Mutual Funds Prepared for the Canadian Securities Administrators and the Canadian Council of Insurance Regulators* (May 7, 1999) (hereinafter "Study") at 7. The CSA has created a number of "National Instruments" which contain regulations applicable to mutual funds throughout Canada, for example: National Instrument 81-101 *Mutual Fund Prospectus Disclosure*; National Instrument 81-102 *Mutual Funds* ("NI 81-102"); and National Instrument 81-105 *Mutual Fund Sales Practices*.

6 Study at 5-6.

More particularly, the pricing and distribution structure for many Canadian mutual funds substantially parallels that for U.S. mutual funds as described above. Thus:

- Canadian mutual funds are open-end, issuing redeemable securities which shareholders have the right to redeem on demand;[7]

- The issue and redemption price of shares of many Canadian mutual funds, consistent with the principles of Rule 22c-1 under the 1940 Act, is the net asset value per share next determined after receipt by a fund of the relevant purchase or redemption order;[8]

- Canadian mutual funds generally calculate net asset value per share at least once every business day;[9]

- Redemption payments for shares of Canadian mutual funds must generally be made within three business days of the calculation of the net asset value per share used in establishing the redemption price;[10] and

- For purposes of calculating net asset value per share, and consistent with the principles of Section 2(a)(41) of and Rule 2a-4 under the 1940 Act and the interpretive guidance with respect thereto of the Commission and its Staff (the "Commission Guidance"),[11] many Canadian mutual funds value portfolio securities

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7 *A Comparative Study of Individual Variable Insurance Contracts (Segregated Funds) and Mutual Funds Prepared for the Canadian Securities Administrators and the Canadian Council of Insurance Regulators* (May 7, 1999)(hereinafter "Study") at 6, 14.

8 NI 81-102, §§ 9.3 and 10.3. See Companion Policy 81-102CP, § 10.4 ("[T]he Canadian securities regulatory authorities emphasize that the issue price and the redemption price cannot be based upon any net asset value per security calculated before receipt by the mutual fund of the relevant [purchase or redemption] order").

9 As a matter of industry practice, most Canadian mutual funds calculate net asset value daily. See, e.g., The Investment Funds Institute of Canada ("IFIC"), *Report of the Fair Valuing Working Group of the Investment Funds Institute of Canada* (December 2001) ("*IFIC Report*"), 5 ("[T]he specific mutual fund rules require that a mutual fund establish its net asset value regularly, and typically this is done once a day"). Under NI 81-102, § 13.1, mutual funds are required to calculate net asset value at least once every business day only if they use "specified derivatives" and otherwise may calculate net asset value weekly. We understand that the no-action relief requested herein will only be available with respect to securities of those Canadian mutual funds which in fact calculate net asset value daily.

10 NI 81-102 § 10.4(1).

11 The Commission Guidance is set forth in Accounting Series Release Nos. 113 (October 21, 1969) and 118 (December 23, 1970) and the Letters to Craig S. Tyle, General Counsel,

> for which market quotations are readily available at current market value and generally value other securities and assets at fair value as determined in good faith by fund managers or trustees.[12]

In Canada, as in the U.S., this pricing and distribution structure inhibits the development of a secondary market in mutual fund shares, and there is, in fact, according to the Companies, no secondary market in shares of the Canadian mutual funds described herein.[13]

In light of the fact that, as is the case with U.S. mutual funds, the prices applicable to transactions by the general public in shares of the Canadian mutual funds described herein are fixed prices based on forward pricing and available to all members of the general public, there would seem to be little opportunity for an access person to profit from transactions in such shares in anticipation of fund transactions in the same shares or to manipulate the price of such shares by means of transactions effected by a fund.

Investment Company Institute, from Douglas Scheidt, Chief Counsel, Division of Investment Management, dated December 8, 1999 and April 30, 2001.

12 See NI 81-102 §§ 13.1 – 13.3. There is no specific legal requirement that a Canadian mutual fund fair value a security under certain circumstances. However, as stated in the *IFIC Report* at 5:

> There is implicit recognition of the practice of fair valuing in NI 81-102. Funds are required to establish a net asset value at least once each business day if the funds use specified derivatives. Funds may suspend redemptions without regulatory approval if 50% of the value of the fund is in securities trading on an exchange for which normal trading has been suspended, provided those securities are not trading on any other exchange that represents a reasonable practical alternative for pricing. Together these suggest that funds may still be required to price even when market prices are not available.

Moreover, the IFIC, which is the member association of the Canadian investment funds industry, has developed minimum fair valuation standards and guidance for voluntary adoption by its members and the industry generally: IFIC, "Fair Valuing Portfolio Securities," *IFIC Bulletin Number 23* (March 2002) (the "IFIC Standards"). IFIC members currently manage assets representing almost 100% of all open-end mutual funds in [Canada]." *IFIC Annual Report for 2001*, 3. The IFIC Standards were developed with reference to and are consistent with the principles of Section 2(a)(41) of and Rule 2a-4 under the 1940 Act and the Commission Guidance. See, e.g., *IFIC Report* at 4. We understand that the no-action relief requested herein will only be available with respect to the securities of those Canadian mutual funds which fair value portfolio securities in a manner consistent with the principles of Section 2(a)(41) of and Rule 2a-4 under the 1940 Act and the Commission Guidance.

13 See also Investment Company Act Release No. 24491 (June 7, 2000), at n. 1 ("Offer and Sale of Securities to Canadian Tax-Deferred Retirement Savings Accounts").

Conclusion

Based on the foregoing, we believe that shares of the Canadian mutual funds described herein should be treated in the same manner as shares of U.S. mutual funds for purposes of the reporting requirements of Rule 17j-1 and the record-keeping requirements of Rule 204-2(a)(12). We therefore request your assurance that you will not recommend to the Commission any action against MAC, the Trust, MSS or MFS if their access persons do not report their transactions in and holdings of, and if MAC and MSS do not maintain records of transactions by their advisory representatives, in shares of those Canadian mutual funds.

Very truly yours,

Jones & Blouch L.L.P.

By: ____________________
J. Sumner Jones